SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101) Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

STANDARD PARKING CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

853790103
(CUSIP Number)

Mr. Gordon H. Woodward Kohlberg & Company, LLC 111 Radio Circle Mount Kisco, NY 10549 (914) 241-7430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to

Daniel S. Evans, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 596-9000

October 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to  whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853790103

1.		NAME OF REPORTING PERSONS Kohlberg CPC Rep, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 46-1042127
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,613,167
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,613,167
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,167
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.55%*
14.		TYPE OF REPORTING PERSON (See Instructions) OO

*    Based on approximately 21,829,000 shares of Common Stock outstanding after the completion of the Merger described in this Schedule 13D, which includes 15,668,128 shares of Common Stock outstanding as of July 19, 2012 and 6,161,334 shares of Common Stock issued in connection with the Merger, as reported in the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012.

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CUSIP No. 853790103
SCHEDULE 13D

Item 1.                 Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Standard Parking Corporation, a Delaware corporation (the “Standard” or the “Issuer”).  The principal executive offices of the Company are located at 900 North Michigan Avenue, Chicago, IL  60611-1542.

Item 2.                 Identity and Background.

(a) and (f)
This Schedule 13D is being filed by Kohlberg CPC Rep, L.L.C., a Delaware limited liability company (“CPC Rep” or the “Reporting Person”). The managing member of CPC Rep is Kohlberg Investors V, L.P., a Delaware limited partnership (“Kohlberg Investors V”). The general partner of Kohlberg Investors V is Kohlberg Management V, L.L.C., a Delaware limited liability company (“Kohlberg Management V”). James A. Kohlberg is the Managing Member of Kohlberg Management V (the “Managing Member”). Christopher Anderson, Samuel P. Frieder, Seth H. Hollander, Christopher Lacovara, Shant Mardirossian, Evan Wildstein, Benjamin Mao, James A. Kohlberg and Gordon Woodward are members of Kohlberg Management V and Mr. Kohlberg, Mr. Anderson, Mr. Frieder, Mr. Lacovara, Mr. Wildstein, Mr. Mardirossian, Mr. Hollander, Mr. Mao and Mr. Woodward (together, the “Principals”) are members of its Operating Committee.  The investment decisions of Kohlberg Management V are made by a vote of a majority of the members of the Operating Committee.  All of the Principals are citizens of the United States.  Kohlberg Management V is a Delaware limited liability company.

(b)	The principal place of business and principal office address of each entity and individual named in this Item 2 is c/o Kohlberg & Company, L.L.C., 111 Radio Circle, Mount Kisco, NY 10549.
(c)
The principal occupation or employment of the Principals is set forth on Schedule A hereto and incorporated herein by reference.  The principal business of Kohlberg Management V is to be the general partner of the Kohlberg Investors V, Kohlberg Partners V, L.P., a Delaware limited partnership (“Kohlberg Partners”), Kohlberg TE Investors V, L.P., a Delaware limited partnership (“Kohlberg TE”), Kohlberg Offshore Investors V, L.P., a Delaware limited partnership (“Kohlberg Offshore”), and KOCO Investors V, L.P. a Delaware limited partnership (“KOCO”, and collectively with Kohlberg Investors V, Kohlberg Partners, Kohlberg TE and Kohlberg Offshore, the “Kohlberg Funds”).  The principal business of the Kohlberg Funds is to make investments in, buy, sell, hold, pledge and assign securities. Prior to the effective time of the Merger, (as defined below), the Kohlberg Funds, directly or indirectly through one or more wholly-owned subsidiaries, owned collectively a majority of the shares of capital stock of KCPC Holdings, Inc., a Delaware corporation (“Holdings”). The Kohlberg Funds are members of the Reporting Person, and immediately prior to the effective time of the Merger, as defined and further described in this Schedule 13D, contributed to the Reporting Person all of their shares of Holdings.

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As also further described in this Schedule 13D, the Reporting Person is a party to a Sponsor Agreement dated as of October 1, 2012 (the “Sponsor Agreement”) by and among the Reporting Person, 2929 CPC HoldCo, LLC and VCM STAN-CPC Holdings, LLC (collectively, the “Holding Vehicles”). Based on the foregoing it is possible that the Holding Vehicles may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, however the Reporting Person does not affirm that such a group has been formed, and the Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned by any other person, and the securities reported herein as being beneficially owned by the Reporting Person do not include any securities beneficially owned by any other person.

(d) - (e)
During the last five years, none of the entities or individuals referred to in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or  final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

On February 28, 2012, Standard, Holdings, as the ultimate parent of Central Parking Corporation, a Tennessee corporation (“CPC”), Hermitage Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Standard (“Merger Sub”), and the Reporting Person, in its capacity as the Stockholders’ Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement and subject to the terms and conditions thereof, on October 2, 2012 (the “Closing Date”), Merger Sub merged with and into Holdings, with Holdings surviving as a wholly-owned subsidiary of Standard (the “Merger”).  On the Closing Date, pursuant to the Merger Agreement and subject to the terms and conditions thereof, at the effective time of the Merger the stockholders of Holdings (the “Central Stockholders”) became, in aggregate, entitled to receive 6,161,334 shares of Common Stock of the Issuer (the “Stock Consideration”). In addition, each Central Stockholder which held common stock, par value $0.01 per share of Holdings immediately before the effective time of the Merger, became entitled to receive, with respect to the shares of Holdings Common Stock held by such Central Stockholder, a pro rata portion of $27 million of total cash consideration (subject to adjustment as provided in the Merger Agreement) to be paid on the third anniversary of the closing of the Merger, to the extent not used to satisfy the Central Stockholders’ indemnity obligations that may arise under the Merger Agreement (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration.”) The Merger Agreement is incorporated as Exhibit A hereto by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K dated February 28, 2012 and filed with the Securities and Exchange Commission on February 29, 2012 (the “2/28/12 8-K”), and any description thereof is qualified in its entirety by reference thereto. As a Central Stockholder the Reporting Person received 3,613,167 shares of Common Stock as the Stock Consideration at the Closing.

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Item 4.                 Purpose of Transaction.

The Reporting Person acquired 3,613,167 shares of Common Stock as a result of the Merger described in Item 3 above.  Pursuant to the Merger Agreement, immediately after the closing of the Merger, Standard increased the size of its board of directors (the “Standard Board”) from five (5) to eight (8) members and appointed individuals designated by the Reporting Person, in its capacity as the Stockholders’ Representative on behalf of the Central Stockholders, to fill those vacancies. Following the Merger the Reporting Person, in its capacity as the Stockholders’ Representative on behalf of the Central Stockholders, will continue to have rights to designate members to the Standard Board in accordance with the Merger Agreement. The Sponsor Agreement referred to in Item 2 above allocates such rights among the Holding Vehicles, including the Reporting Person.  The Sponsor Agreement is filed herewith as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)
The information required in these paragraphs with respect to the Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference.

Kohlberg Management V is the general partner of the Kohlberg Investors V, which is the managing member of the Reporting Person and, as a result, may be may be deemed to beneficially own all of the securities owned by the Reporting Person. Neither Kohlberg Management V nor Kohlberg Investors V directly own any securities of the Issuer that are beneficially owned by the Reporting Person.

(c)
Except as described in this Schedule 13D, to the knowledge of the Reporting Person, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons  named in Item 2 hereto during the sixty days prior to the date of this Schedule 13D.

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(d)
To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

Registration Rights Agreement

In connection with the Merger, on the Closing Date of the Merger, Standard entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Holding Vehicles, which requires Standard to file a shelf registration statement, registering for public sale by the Central Stockholders the Common Stock acquired by them as Stock Consideration in the Merger, no later than six months following the Closing Date. Under the Registration Rights Agreement, Standard is required to maintain the effectiveness of the shelf registration statement for resales of Common Stock by such Central Stockholders until the earliest of (i) the date upon which the registrable securities (as defined in the Registration Rights Agreement) are able to be sold without registration under the Securities Act of 1933 (the “Securities Act”), (ii) the date that all registrable securities have been sold and (iii) the seventh anniversary of the effective date of the shelf registration statement.  None of the Holding Vehicles are permitted to request an underwritten offering of registrable securities prior to the first anniversary of the Closing Date and, prior to the third anniversary of the Closing Date, none of the Holding Vehicles may make any offers or sales of registrable securities pursuant to a shelf registration except in a firm commitment underwritten public offering. The Registration Rights Agreement also provides the Holding Vehicles with piggyback registration rights for underwritten public offerings that Standard may effect for its own account or for the benefit of other selling stockholders. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated as Exhibit C hereto by reference to Exhibit 10.2 to the Issuer’s Report on Form 8-K dated October 2, 2012 and filed with the Securities and Exchange Commission on October 2, 2012 (the “10/2/12 8-K”), and any description thereof is qualified in its entirety by reference thereto.  The Sponsor Agreement sets forth provisions relating to the exercise of such rights by the Holding Vehicles, including the Reporting Person.

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Closing Agreements

On February 28, 2012, Standard entered into Closing Agreements with the majority of the Central Stockholders as of that date (the “Closing Agreements”), including the individual Kohlberg Funds. Under the Closing Agreements, the Central Stockholders agreed, among other things, for a three year period following the closing of the Merger, to vote their shares of Common Stock in accordance with the Standard Board’s recommendations or, in specified cases, in proportion to the votes made by Standard’s stockholders. Additionally, the Closing Agreements provided that each Central Stockholder will be subject to a four-year “standstill period” following the closing of the Merger, during which each such stockholder will not, among other things, (i) acquire any additional voting securities of Standard, (ii) seek or propose a merger, acquisition, tender offer or other extraordinary transaction with respect to Standard, (iii) call a meeting of the Standard Stockholders or initiate a stockholder proposal, or (iv) form a “group” with any person with respect to the securities of Standard. The Closing Agreements also imposed certain restrictive covenants on certain of the Central Stockholders (including the Kohlberg Funds) following the closing of the Merger, including, among others, (i) non-compete covenants, (ii) non-solicitation covenants, (iii) confidentiality obligations and (iv) non-disparagement requirements. The Closing Agreements entered into with the Kohlberg Funds are incorporated as Exhibit D hereto by reference to Exhibit 10.3 to the 2/28/12 8-K, and any descriptions thereof are qualified in their entirety by reference thereto. As previously described in this Schedule 13D, immediately prior to at the effective time of the Merger, the Kohlberg Funds contributed to the Reporting Person all of their shares of Holdings, and at such time the Reporting Person entered into a Closing Agreement with the Issuer (the “CPC Rep Closing Agreement”).  The CPC Rep Closing Agreement is incorporated as Exhibit E hereto by reference to Exhibit 10.2 to the 10/2/12 8-K, and any description thereof is qualified in its entirety by reference thereto.

Sponsor Agreement

In addition to the arrangement with respect to the designation of members of the Standard Board described under Item 4, the Sponsor Agreement also requires the consent of holders of two-thirds of the Stock Consideration still held by the Central Stockholders in order for any Central Stockholder to transfer (a) any Common Stock during the first twelve months after the closing of the Merger or (b) 25% of such Central Stockholder’s Common Stock beginning twelve months after the Closing Date and ending eighteen months after the closing.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A – Merger Agreement, incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K dated February 28, 2012 and filed with the Securities and Exchange Commission on February 29, 2012

Exhibit B – Sponsor Agreement, dated as of October 2, 2012, by and among Kohlberg CPC Rep, L.L.C., Holdings and 2929 CPC HoldCo, LLC

Exhibit C – Registration Rights Agreement, incorporated by reference to Exhibit 10.2 to the  Issuer’s Report on Form 8-K dated October 2, 2012 and filed with the Securities and Exchange Commission on October 2, 2012

Exhibit D – Closing Agreements entered into with the Kohlberg Funds, incorporated by reference to Exhibit 10.3 to the Issuer’s Report on Form 8-K dated February 28, 2012 and filed with the Securities and Exchange Commission on February 29, 2012

Exhibit E - CPC Rep Closing Agreement, incorporated by reference to Exhibit 10.2 to the Issuer’s Report on Form 8-K dated October 2, 2012 and filed with the Securities and Exchange Commission on October 2, 2012

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 12, 2012

KOHLBERG CPC REP, L.L.C.
By:	Kohlberg Investors V, L.P., its managing member
By:	Kohlberg Management V, L.L.C., its general partner
By:	/s/ Seth H. Hollander
Name: Seth H. Hollander Title: Vice President

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SCHEDULE A

THE PRINCIPALS

Name	Present Principal Occupation or Employment

Christopher Anderson	Member and Vice President of Kohlberg Management V, L.L.C. and a member of its Operating Committee; and a Partner of Kohlberg & Company, L.L.C., a private equity firm

Samuel P. Frieder	Member and Vice President of Kohlberg Management V, L.L.C. and a member of its Operating Committee; and Managing Partner of Kohlberg & Company, L.L.C., a private equity firm

Seth H. Hollander	Member and Vice President of Kohlberg Management V, L.L.C.; and Partner of Kohlberg & Company, L.L.C., a private equity firm

James A. Kohlberg	Managing Member and President of Kohlberg Management V, L.L.C. and a member of its Operating Committee; and Chairman of Kohlberg & Company, L.L.C., a private equity firm

Christopher Lacovara	Member and Vice President of Kohlberg Management V, L.L.C. and a member of its Operating Committee; and Partner of Kohlberg & Company, L.L.C., a private equity firm

Shant Mardirossian	Member, Secretary and Treasurer of Kohlberg Management V, L.L.C; and Partner and Chief Financial Officer of Kohlberg & Company, L.L.C., a private equity firm

Evan Wildstein	Member and Vice President of Kohlberg Management V, L.L.C and a member of its Operating Committee; and Partner of Kohlberg & Company, L.L.C., a private equity firm

Benjamin Mao	Member and Vice President of Kohlberg Management V, L.L.C and a member of its Operating Committee; and Partner of Kohlberg & Company, L.L.C., a private equity firm

Gordon Woodward	Member and Vice President of Kohlberg Management V, L.L.C and a member of its Operating Committee; and Partner and Chief Investment Officer of Kohlberg & Company, L.L.C., a private equity firm

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EXHIBIT B

SPONSOR AGREEMENT by and among KOHLBERG CPC REP, L.L.C., 2929 CPC HOLDCO, LLC and VCM STAN-CPC HOLDINGS, LLC Dated as of October ___, 2012

SPONSOR AGREEMENT

This Sponsor Agreement (the “Agreement”) is made as of October ___, 2012 by and among KOHLBERG CPC REP, L.L.C., a Delaware limited liability company (the “Kohlberg Holding Vehicle”), 2929 CPC HoldCo, LLC, a Delaware limited liability company (the “Lubert-Adler Holding Vehicle”), and VCM STAN-CPC Holdings, LLC, a Delaware limited liability company (the “Versa Holding Vehicle” and collectively with the Kohlberg Holding Vehicle and the Lubert-Adler Holding Vehicle, the “Holding Vehicles” and, each a, “Holding Vehicle”).

RECITALS

WHEREAS, the Holding Vehicles are, as of the date hereof, stockholders of KCPC Holdings, Inc., a Delaware corporation (“KCPC Holdings”);

WHEREAS, pursuant to the Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of February 28, 2012, by and among Standard Parking Corporation (“Standard”), KCPC Holdings, Hermitage Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Standard (“Merger Sub”), and the Kohlberg Holding Vehicle in its capacity as the Stockholders’ Representative thereunder, among other things, Merger Sub will be merged with and into KCPC Holdings, with KCPC Holdings surviving the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”, and the effective time of the Merger, the “Effective Time”);

WHEREAS, pursuant to the Merger Agreement, the Holding Vehicles will each become party to a Registration Rights Agreement proposed to be entered into by and among Standard and the Holding Vehicles on the Closing Date (as such term is defined in the Merger Agreement) which agreement shall provide certain registration rights to the Holding Vehicles with respect to the shares of common stock of Standard to be received by such Holding Vehicles after the Effective Time pursuant to the Merger Agreement (the “Registration Rights”);

WHEREAS, under the Merger Agreement, the Stockholders’ Representative thereunder has certain rights to designate individuals for nomination to the board of directors of Standard (the “Standard Board”) from and after the Closing Date (the “Board Designee Rights”); and

WHEREAS, the Holding Vehicles desire to set forth their agreements regarding the exercise of the Registration Rights and the Board Designee Rights from and after the Effective Time.

AGREEMENT

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.	EFFECTIVENESS; DEFINITIONS; CALCULATIONS.

1.1. Effective Time.  Sections 2, 3 and 4 of this Agreement shall become effective upon the Effective Time.  This Agreement shall terminate and be of no further force and effect, automatically and without the need for further action of any party hereto, if the Merger Agreement is terminated in accordance with its terms prior to the Effective Time.

1.2. Definitions.  Certain capitalized terms are used in this Agreement as specifically defined herein.  These definitions are set forth or referred to in Section 5 hereof.

1.3. Calculations.  For purposes of calculating the number of Acquired Shares held by a Holding Vehicle (including a Qualifying Holding Vehicle under Section 3.1) solely under Sections 3 and 4 hereof (and in the case of Section 4, solely with respect to determining the threshold for consent as specified therein), the number of Acquired Shares attributable to Sailorshell and Co. for the benefit of Morgan Stanley AIP Global Diversified Fund LP, Jumpstart Development LLC, or CP Klaff Equity LLC shall not be counted.

2.	REGISTRATION RIGHTS.

2.1. Allocation of Demand Underwritten Offerings.  The Demand Underwritten Offerings that shall be available to the Holding Vehicles pursuant to the Registration Rights Agreement shall be allocated amongst the Holding Vehicles as follows: (i) two (2) for the Kohlberg Holding Vehicle, (ii) one (1) for the Versa Holding Vehicle and (iii) one (1) for the Lubert-Adler Holding Vehicle.

2.2. Coordination of Demand Underwritten Offerings; Right to Piggyback.  Any Eligible Holding Vehicle intending to cause the Company to effect a Demand Underwritten Offering (the “Demanding Holding Vehicle”) shall give written notice, delivered at least fifteen (15) calendar days prior to sending the notice required to be delivered to Standard as contemplated by Section 4.02 of the Registration Rights Agreement (the “Underwriting Demand Notice”), to the remaining Holding Vehicles holding Registrable Securities and, will include in such Underwriting Demand Notice, all Registrable Securities with respect to which such Demanding Holding Vehicle has received written requests for inclusions therein from the other Holding Vehicles within ten (10) calendar days after delivery of such notice to the other Holding Vehicles. Each Holding Vehicle agrees to consent and not object to the managing underwriter(s) chosen for the offering to which such Demand Notice relates by the Demanding Holding Vehicle for purposes of Section 4.02 of the Registration Rights Agreement.

2.3. Priority on Piggyback Registrations.  Notwithstanding the foregoing, if the number of Registrable Securities requested to be registered pursuant to the Underwriting Demand Notice are to be reduced pursuant to the advice of the managing underwriter(s) as set forth in Section 4.02 of the Registration Rights Agreement, then the Holding Vehicles agree that the Registrable Securities that will be included in such Demand Underwritten Offering will be allocated in the following manner, unless the managing underwriter will determine that marketing factors require a different allocation:

2.3.1. there shall be first allocated to each such Holding Vehicle requesting that its Registrable Securities be included in such registration, a number of such shares to be included in such registration equal to the lesser of (A) the number of shares of Registrable Securities requested to be included by such Holding Vehicle and (B) a number of such shares equal to such Holding Vehicles’s Pro Rata Portion; and

2.3.2. the balance, if any, not allocated pursuant to clause (i) above, shall be allocated to those Holding Vehicles requesting that their shares of Registrable Securities be included in such registration that requested to register a number of such shares in excess of such holder’s Pro Rata Portion in proportion, as nearly as practicable, to the number of Registrable Securities held by such Holding Vehicle, or in such other manner as the Holding Vehicles requesting that their Registrable Securities be included in such registration may otherwise agree.

3.	BOARD DESIGNEE

3.1. Allocation of Board Designee Rights.  So long as the Stockholders’ Representative has the Board Designee Rights pursuant to Section 6.12(c) of the Merger Agreement, the Stockholders’ Representative shall nominate the following Board Designees designated by the Qualifying Holding Vehicles in connection with nomination, appointment or election of directors to the Standard Board pursuant to Section 6.12 of the Merger Agreement:

3.1.1. In the event that the total number of Board Designees that can be nominated by the Company Stockholders is three (3), two (2) persons designated by the Qualifying Holding Vehicle that holds the greatest number of Acquired Shares held by the Qualifying Holding Vehicles in the aggregate and one (1) person designated by the remaining Qualifying Holding Vehicle;

3.1.2.  In the event that the total number of Board Designees that can be nominated by the Company Stockholders is two (2), one (1) person designated by each of the Qualifying Holding Vehicles;

3.1.3. In the event that the total number of Board Designees that can be nominated by the Company Stockholders is one (1), then one (1) person designated by the Qualifying Holding Vehicle that holds the greatest number of Acquired Shares held by the Qualifying Holding Vehicles in the aggregate; and

3.1.4. Notwithstanding the foregoing, in the event that a Qualifying Holding Vehicle holds less than 10% of the total Acquired Shares held by all the Holding Vehicles in the aggregate, then such Holding Vehicle shall cease to be a Qualifying Holding Vehicle and the other Qualifying Holding Vehicle shall have the right to designate all the Board Designees in accordance with Section 6.12 of the Merger Agreement.

3.2. Removal of Board Designees.

3.2.1. no Board Designee designated in accordance with this Section 3 shall be replaced or substituted by the Stockholders’ Representative unless (i) such removal or substitution is directed or approved by the consent of the Qualifying Holding Vehicle entitled under Section 3.1 to designate such Board Designee or (ii) the Qualifying Holding Vehicle originally entitled to designate or approve such Board Designee pursuant to Section 3.1 is no longer a Qualifying Holding Vehicle;

3.2.2. any vacancies created by the resignation, removal or death of a Board Designee elected to the Parent Board pursuant to Section 3.1 shall be filled pursuant to the provisions of this Section 3; and

3.2.3. upon the request of any Qualifying Holding Vehicle to replace or substitute any Board Designee, the Stockholders’ Representative shall use reasonable efforts to take all steps required under the Merger Agreement necessary to cause such Board Designee to be replaced or substituted.

4.	SALE OF ACQUIRED SHARES.

Each Holding Vehicle agrees that until the Participation Termination Time, such Holding Vehicle shall not, without the prior written consent of one or more of the Holding Vehicles holding at least two-thirds of the Acquired Shares held by the Holding Vehicles in the aggregate as of such time,  (i) sell any Acquired Shares held by such Holding Vehicle for a period of twelve (12) months following the Effective Time or (ii) sell more than twenty-five percent (25%) of the Acquired Shares held by such Holding Vehicle in the aggregate during the period beginning twelve (12) months after the Effective Time and ending eighteen (18) months after the Effective Time.

5.	DEFINITIONS.

For purposes of this Agreement:

5.1. Definitions.  The following terms shall have the following meanings:

“Acquired Shares” shall have the meaning ascribed to such term in the Registration Rights Agreement.

“Agreement” shall have the meaning set forth in the Preamble.

“Applicable LLC Agreement” shall mean, with respect to a Holding Vehicle, the Limited Liability Company Agreement dated as of the date hereof of such Holding Vehicle.

“Board Designee” shall have the meaning ascribed to such term in the Merger Agreement.

“Business day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York.

“Demand Underwritten Offering” shall have the meaning ascribed to such term in the Registration Rights Agreement.

“Effective Time” shall have the meaning set forth in the Recitals.

“Eligible Holding Vehicle” shall mean, as of any date, any Holding Vehicle entitled to a Demand Underwritten Offering in accordance with Section 2.1.

“Holding Vehicle” or “Holding Vehicles” has the meaning set forth in the Preamble.

“Kohlberg Holding Vehicle” shall have the meaning set forth in the Preamble.

“Lubert-Adler Holding Vehicle” shall have the meaning set forth in the Preamble.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Participation Termination Time” shall mean, with respect to a Holding Vehicle, the meaning ascribed to such term in the Applicable LLC Agreement.

“Person” shall mean any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

“Pro Rata Portion” will mean for purposes of Section 2.3 with respect to any Holding Vehicle requesting that Registrable Securities held by such Holding Vehicle be included in such registration statement, a number of such shares equal to (i) the aggregate number of Registrable Securities requested to be registered pursuant to the Underwriting Demand Notice multiplied by (ii) a fraction, the numerator of which is the aggregate number of shares of Registrable Securities held by such Holding Vehicle, and the denominator of which is the aggregate number of shares of Registrable Securities held by all Holding Vehicles requesting that their Registrable Securities be included in such registration.

“Registrable Securities” shall have the meaning ascribed to such term in the Registration Rights Agreement.

“Qualified Holding Vehicle” shall mean the Holding Vehicles eligible to designate a Board Designee in accordance with Section 3.1 of this Agreement, which initially shall be the Kohlberg Holding Vehicle and the Versa Holding Vehicle.

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into by and among Standard and each of the Holding Vehicles at the Closing Date, a form of which is attached to the Merger Agreement as Exhibit F thereto.

“Standard” shall have the meaning set forth in the Recitals.

“Stockholders’ Representative” shall mean the Kohlberg Holding Vehicle, acting in its capacity as the Stockholders Representative (as such term is defined in the Merger Agreement).

“Versa Holding Vehicle” shall have the meaning set forth in the Preamble.

6.	MISCELLANEOUS.

6.1. Entire Agreement.  This Agreement and the other agreements referred to herein set forth the entire understanding among the parties with respect to the subject matter thereof and supersedes all prior agreements, written or oral, with respect thereto, including without limitation the Equity Term Sheet dated November 7, 2011 by and among certain holders of capital stock of KCPC Holdings as of such time.

6.2. Amendment, Waiver.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment by each party hereto, or in the case of a waiver by the party against whom the waiver is to be effective

6.3. Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

6.4. Assignment.  This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and representatives.

6.5. Further Assurances.  In addition to the actions, contracts, and other agreements and documents specifically required to be taken or delivered pursuant to this Agreement, each of the parties hereto shall execute such contracts and other agreements and documents and other papers and take such further actions as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby.

6.6. Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

6.7. Governing Law.

6.7.1. Governing Law.  This Agreement and all claims arising hereunder or in connection herewith shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

6.7.2. Consent to Jurisdiction.  Each of the parties agrees that all actions, suits or proceedings arising out of or based upon this Agreement or the subject matter hereof may be brought and maintained in the federal and state courts in the State of Delaware.  Each of the parties hereto, by execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the federal and state courts in the State of Delaware for the purpose of any action, suit or proceeding arising out of or based upon this Agreement or the subject matter hereof and (ii) hereby waives to the extent not prohibited by applicable law and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that he, she or it is not subject personally to the jurisdiction of the above-named courts, that he, she or it is immune from extraterritorial injunctive relief or other injunctive relief, that his, her or its property is exempt or immune from attachment or execution, that any such action, suit or proceeding may not be brought or maintained in one of the above-named courts, that any such action, suit or proceeding brought or maintained in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, should be stayed by virtue of the pendency of any other action, suit or proceeding in any court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by any of the above-named courts.  Each of the parties hereto hereby consents to service of process in any such suit, action or proceeding in any manner permitted by the laws of the State of Delaware, agrees that service of process by registered or certified mail, return receipt requested, at the address specified in Section 6.11 hereto is reasonably calculated to give actual notice and waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that such service of process does not constitute good and sufficient service of process.  Notwithstanding the foregoing in this Section 6.7.2, a party may commence any action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

6.7.3. Waiver of Jury Trial.  To the extent not prohibited by applicable law which cannot be waived, each of the parties hereto hereby waives and covenants that he, she or it will not assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any issue, claim, demand, cause of action, action, suit or proceeding arising out of or based upon this Agreement or the subject matter hereof, in each case whether now existing or hereafter arising and whether in contract or tort or otherwise.  Any of the parties hereto may file an original counterpart or a copy of this Section 6.7 with any court as written evidence of the consent of each of the parties hereto to the waiver of his, her or its right to trial by jury.

6.8. Representations and Warranties.  Each Holding Vehicle individually (but not on behalf of any other Holding Vehicle) represents and warrants to the other Holding Vehicles that: (a) such Holding Vehicle has power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and (b) this Agreement has been duly executed and delivered by such Holding Vehicle and is the legal, valid and binding obligation of such Holding Vehicle enforceable against it in accordance with the terms hereof, except as the enforceability hereof may be limited by bankruptcy, insolvency or other similar laws relating to the enforcement of creditors’ rights generally and by general equitable principles.

6.9. No Reliance.  Each party hereto acknowledges and affirms that it has been represented by counsel of its choice in the drafting and negotiating of this Agreement, each party acknowledges and affirms that it is executing this Agreement freely and voluntarily, and is legally competent to do so, and no party hereto is relying on any statement, promise, inducement, representation or warranty, written or oral, express or implied, made by any other party or such other party’s affiliates or representatives, except for the representations and warranties made by such other party in this Agreement.  Without limiting the generality of the foregoing, the parties hereto acknowledge and agree that no party hereto nor any of its affiliates or representatives is making any representation or warranty whatsoever, oral or written, express or implied, other than as expressly set forth herein, and no party hereto is relying on any statement, representation or warranty, oral or written, express or implied, made by any other party or such other party’s affiliates, representatives or agents, except for the representations and warranties set forth herein.  In addition, each party acknowledges and agrees that it (i) has made its own inquiry and investigation into, and based upon such inquiry and investigation has formed an independent judgment concerning, the transactions contemplated by this Agreement, (ii) has been furnished with or given adequate access to such information concerning the transactions contemplated by this Agreement as requested, (iii) has addressed in this Agreement any matters arising out of such inquiry and investigation and any information provided in connection therewith to its satisfaction.

6.10. No Third-Party Beneficiary.  This Agreement is for the sole benefit of the parties hereto and their permitted successors and assignees and nothing herein express or implied will give or be construed to give any Person, other than the parties hereto and such successors and assignees, any legal or equitable rights hereunder.

6.11. Notices.  All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed postage prepaid by registered or certified mail or by facsimile transmission,

If to the Kohlberg Holding Vehicle:

c/o Kohlberg & Company, LLC 111 Radio Circle Drive Mt. Kisco, NY 10549 Attention: Seth Hollander Fax: (914) 244-0689 E-mail: hollander@kohlberg.com
and
Attention: Gordon Woodward Fax: (914) 244-0689 E-mail: woodward@kohlberg.com with a copy to:

Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036-8704 Attention: Daniel S. Evans, Esq. Fax: (617) 235-0028 E-mail: daniel.evans@ropesgray.com
and
Attention: Christopher C. Henry, Esq. Fax: (646) 728-1581 E-mail: christopher.henry@ropesgray.com

If to the Lubert-Adler Holding Vehicle:

c/o Lubert-Adler Partners, L.P. 2929 Arch Street Philadelphia, PA 19104-2868 Attention: R. Eric Emrich Fax: (215) 609-3361 E-mail: eemrich@icpartners.com with a copy to:

Klehr Harrison Harvey Branzburg LLP 1835 Market Street - Suite 1400 Philadelphia, PA 19103 Attention: Daniel P. O’Brien Fax: (215) 568-6603 E-Mail: dobrien@klehr.com

If to the Versa Holding Vehicle:

c/o Versa Capital Management, LLC Cira Center 2929 Arch Street, 27th Floor Philadelphia, PA 19104-2868 Attention: Counsel Fax: (215) 609-3499 E-mail: tkennedy@versa.com with a copy to:

Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 Attention: Alison S. Ressler, Esq. Fax: (310) 712-8800 E-Mail: resslera@sullcrom.com or at such other address as each Holding Vehicle may specify by written notice to the other parties hereto, and each such notice, request, consent and other communication shall for all purposes of the Agreement be treated as being effective or having been given when delivered if delivered personally, upon transmission by facsimile to the facsimile number above, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and postage prepaid as aforesaid.

6.12. Certain Events. In the event that any Holding Vehicle distributes the Acquired Shares held by it to its members, or dissolves, liquidates, terminates its existence or otherwise ceases to exist (“Holding Vehicle Termination Event”), and such Holding Vehicle is entitled to the rights specified in Sections 2 and 3 at the time of such Holding Vehicle Termination Event, then, from and after the Holding Vehicle Termination Event, the Managing Member (as defined in the Applicable LLC Agreement of such Holding Vehicle) of such Holding Vehicle shall, in place of such Holding Vehicle and subject to the conditions and restrictions of Sections 2 and 3, be entitled to the rights of such Holding Vehicle specified in Sections 2 and 3 hereof.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

KOHLBERG HOLDING VEHICLE:

KOHLBERG CPC REP, L.L.C.

By:
Name:
Title:

LUBERT-ADLER HOLDING VEHICLE:

2929 CPC HOLDCO, LLC

By:
Name:
Title:

VERSA HOLDING VEHICLE:

VCM STAN-CPC HOLDINGS, LLC

By:
Name:
Title: